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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*


                             Pure Cycle Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)

                       Common Stock, Par Value 1/3 of $.01
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


-------------------------------------------------------------------------------

                                  746228 30 34
-------------------------------------------------------------------------------
                                 (CUSIP Number)

    Thomas P. Clark, 8451 Delaware Street, Thornton, CO 80260 (303) 292-3456
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 24, 2004
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      NOTE: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



            PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (03-00)

Schedule 13D
CUSIP No. 736228 30 34                                    Pure Cycle Corporation
--------------------------------------------------------------------------------

  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Thomas P. Clark
--------------------------------------------------------------------------------

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                  (a)   |_|
         Not Applicable                                           (b)   |_|
--------------------------------------------------------------------------------

  3    SEC USE ONLY
--------------------------------------------------------------------------------

  4    SOURCE OF FUNDS (See Instructions)

         NA
--------------------------------------------------------------------------------

  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             |_|
       PURSUANT TO ITEMS 2(d) or 2(e)

         Not Applicable
--------------------------------------------------------------------------------

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------

                  7     SOLE VOTING POWER

   NUMBER OF            2,446,485

    SHARES       ---------------------------------------------------------------

  BENEFICIALLY   8      SHARED VOTING POWER

   OWNED BY             2,446,485
                 ---------------------------------------------------------------
    EACH
                  9     SOLE DISPOSITIVE POWER
  REPORTING
                        2,446,485
    PERSON       ---------------------------------------------------------------

     WITH        10    SHARED DISPOSITIVE POWER

                        2,446,485
--------------------------------------------------------------------------------

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,446,485
--------------------------------------------------------------------------------

 12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_| (See Instructions)


--------------------------------------------------------------------------------

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.1%
--------------------------------------------------------------------------------

 14    TYPE OF REPORTING PERSON (See Instructions)

         IN
--------------------------------------------------------------------------------

Schedule 13D
CUSIP No. 736228 30 34                                    Pure Cycle Corporation
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

     This Schedule 13D is filed with respect to shares of Common Stock, 1/3 of $.01 par value ("Common Stock"), of Pure Cycle Corporation, a Delaware Corporation (the "Company"). The Company's principal executive offices are located at 8451 Delaware Street, Thornton, Colorado 80260.

     The names and addresses of the principal executive officers of the Company are as follows:

          NAME                     TITLE                     ADDRESS
          ----                     -----                     -------
     Thomas P. Clark              CEO                    8451 Delaware St.,
                                                         Thornton, CO 80260

     Mark W. Harding              President/CFO/         8451 Delaware St.,
                                  Assistant              Thornton, CO 80260
                                  Secretary

ITEM 2. IDENTITY AND BACKGROUND.

     (a), (b) and (c). This Schedule 13D is being filed by Thomas P. Clark ("Clark"), whose business address is 8451 Delaware St., Thornton, CO 80260. The principal occupation of Clark is his employment as CEO of the Company. The address of the Company's executive offices is set forth in Item 1 above.

     (d) and (e). Clark has not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Clark is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Not applicable.

ITEM 4. PURPOSE OF TRANSACTION.

     On June 24, 2004, Clark sold 100,000 shares of Common Stock at $9.00 per share for personal financial purposes.

     Except as described below, Clark has no present plans or proposals that relate to or would result in any transaction of the kind described in paragraphs
(a) through (j) of Item 4. In the future, however, Clark reserves the right to adopt such plans or proposals, subject to applicable regulatory requirements, if any.

Schedule 13D
CUSIP No. 736228 30 34                                    Pure Cycle Corporation
--------------------------------------------------------------------------------

     Pursuant to an Amended and Restated Voting Agreement dated August 12, 1992, a copy of which was filed previously as Exhibit A to Amendment No. 1 (the "1992 Voting Agreement") Clarks has agreed along with other parties to vote his shares of the Company's Common Stock in favor of electing a representative designated by The Environmental Private Equity Fund II, L.P., a Delaware limited partnership ("EP Fund"), to the Company's Board of Directors. EP Fund owns 510,345 shares of Common Stock of the Company, which includes 30,140 shares of Common Stock issuable upon exercise of warrants and 333,333 shares of Common Stock issuable upon conversion of 600,000 shares of Series A-1 Preferred Stock. Companies affiliated with EP Fund who are parties to the 1992 Voting Agreement (the "EP Fund Entities") own an additional 2,018,654 shares of Common Stock, which includes 226,666 shares of Common Stock issuable upon conversion of 408,000 shares of Series A-1 Preferred Stock and warrants to acquire an additional 1,289,972 shares of Common Stock. Assuming the exercise of all warrants by the EP Fund Entities, but no exercise of warrants and options held by any other persons, the EP Fund Entities own approximately 19.5% of the Company's Common Stock. George W. Middlemas currently serves on the Board and was elected as the EP Fund representative.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

    (a) Clark owns 2,446,485 shares of Common Stock which is 22.1% of the outstanding and issued Common Stock of the Company.

        Although Clark is a party to a voting agreement more specifically described in Item 4, Clark disclaims beneficial ownership of all shares of Common Stock owned by the other parties to that agreement and disclaim the existence of a "group" within the meaning of
        Section 13(d)(3) of the Securities Exchange Act of 1934.

    (b) Clark has sole power to dispose of 2,446,485 shares of Common Stock, subject to the 1992 Voting Agreement, which requires Clark to obtain consent for disposition unless the transferee agrees to be bound by the 1992 Voting Agreement or the disposition is pursuant to an agreement in effect on August 12, 1992. Subject to the terms of the 1992 Voting Agreement, Clark has the sole power to vote 2,446,485 shares of Common Stock.

    (c) On June 24, 2004, Clark sold 100,000 shares of Common Stock at $9.00 per share pursuant to a registration statement of the Company filed with the Securities and Exchange Commission on Form SB-2, effective June 21, 2004, Registration No. 333-114568.

    (d) None.

    (e) Not applicable.

Schedule 13D
CUSIP No. 736228 30 34                                    Pure Cycle Corporation
--------------------------------------------------------------------------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     See Item 4 above for a description of the 1992 Voting Agreement.

     Clark has pledged 2,000,000 shares to LCH Inc. as security for loans to the Company.

     Clark has pledged the following shares to the following persons and has the right to reacquire such shares in the event such persons are paid a specified amount by the Company as a result of their investments in the Company's Rangeview water supply.

                                                   Amount to be
                                                     Paid from
   Potential Tranferor     Shares                Rangeview Project
   -------------------     ------                -----------------
   Beverly A. Beardslee 50,000 Shares                $100,000
   Bradley K. Beardslee 25,000 Shares                 $50,000
   Robert D. Beardslee  25,000 Shares                 $50,000

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     None.




                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    July 16, 2004
                                    -------------------------------------------
                                    Date


                                    /s/Thomas P. Clark
                                    -------------------------------------------
                                    Signature


                                    Thomas P. Clark
                                    -------------------------------------------
                                    Name/Title